FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: March 31, 2005	/s/ Lewis Rose Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC UNVEILS SIX-SEATED POKER TABLE TOURNAMENT
SOFTWARE ENHANCEMENT

New SIXPAK™ tournament capability offers online players exciting “final table” action in every hand

March 31, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, released a new software enhancement that gives online poker players exciting “final-table” action throughout an entire tournament event. The company’s new six-person per table tournament capability, offered through its WagerLogic subsidiary, has been branded SIXPAK™: Short-handed Internet X-citement.

“Being at the final table of a major tournament is every player’s dream, and now CryptoLogic’s software can help online players live that dramatic “final-table” experience – in every hand,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic’s new SIXPAK™ feature helps enhance licensees’ tournament strategy, expand their poker offering, and provide their players with a great primer for their next major online or land-based tournament.”

Players can join in the SIXPAK™ action and build up their skills for “final-table” finishes at some of the world’s top Internet gaming sites, including williamhillpoker.com, betfairpoker.com, interpoker.com, littlewoodspoker.com, classicpoker.com, ukbettingpoker.co.uk, theritzclublondon.com, sunpoker.com, totalbetpoker.co.uk, and pokerplex.com.

“Tournaments are a huge marketing draw, and players love the excitement of the final table – CryptoLogic’s new SIXPAK™ tournament software is taking that excitement up a notch,” said Andy Goetsch, CryptoLogic’s Vice President, Poker Software Development. “SIXPAK™ events play as if you are at the final table from beginning to end, which will get the hearts of online players beating just a little faster.”

CryptoLogic’s new six-seated poker tournament feature is the latest enhancement to its software that powers one of the top five revenue-generating poker sites in the world, according to PokerPulse.com, an independent research site. Its licensees’ central poker room attracts more than 5,400 simultaneous online players from more than 120 countries, with a total average cash pot of $18 million won daily and 200,000 hands of poker dealt daily.

The Internet poker industry has grown dramatically, and the global market is at an annual run rate of $2 billion today – up from $100 million just two plus years earlier. CryptoLogic is advancing its market leadership in online poker by investing in strong partnerships with trusted, brand name licensees, and in product development and system scalability to the meet the needs of the online players.

TEL (416) 545-1455      FAX (416) 545-14541867
YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer and supplier. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland, 416-968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications	Karen Passmore, ext. 227/ kpassmore@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.